      =====================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                               AMENDMENT NO. 1 TO
                                    FORM T-3

           FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES UNDER THE
                           TRUST INDENTURE ACT OF 1939
                             -----------------------

                           J.B. POINDEXTER & CO., INC.
                               (Name of Applicant)

                                 1100 Louisiana
                                   Suite 5400
                              Houston, Texas 77002
                                 (713) 655-9800
          (Address and Telephone Number of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

                   TITLE OF CLASS                       Amount
       --------------------------------------       -------------
        12.50% Senior Secured Notes due 2007         $85,000,000

                  Approximate date of proposed public offering:
 As promptly as possible after the effective date of this Application for
                                 Qualification.

                     Name and address of agent for service:
                                Robert S. Whatley
                           J.B. Poindexter & Co., Inc.
                                 1100 Louisiana
                                   Suite 5400
                              Houston, Texas 77002
                              Phone: (713) 655-9800

                                    Copy To:
                              Edward S. Best, Esq.
                            Mayer, Brown, Rowe & Maw
                              190 S. LaSalle Street
                             Chicago, Illinois 60603
                              Phone: (312) 782-0600

The Applicant hereby amends this application for Qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the Applicant shall file a further amendment that specifically states that this Application for Qualification shall thereafter become effective or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, as amended, may determine upon the written request of the Applicant.

                                     GENERAL

         1.       General information.

         (a)      Form of organization.

                  J. B. Poindexter & Co., Inc. ("Poindexter") is a corporation.

         (b) State or other sovereign power under the laws of which organized.

                  Poindexter is incorporated under the laws of the State of Delaware.

         2.       Securities Act exemption applicable.

         Pursuant to the terms and subject to the conditions set forth in the Offering Memorandum/Consent Solicitation Statement (the "Offering Memorandum/Consent Solicitation Statement"), dated as of April 17, 2003, as supplemented by the Supplement No. 1 to Offering Memorandum/Consent Solicitation Statement (the "Supplement to the OM"), dated as of May 13, 2003, and accompanying Consent and Letter of Transmittal (the "Consent and Letter of Transmittal"), Poindexter and Poindexter Holdings, Inc. ("Holdings") are offering to exchange 12.50% Senior Secured Notes due May 2007 (the "New Notes") for all of the outstanding 12.50% Senior Notes due May 2004 of Poindexter (the "Old Notes") at a price of $1,000 aggregate principal amount of New Notes plus $30.00 cash for each $1,000 aggregate principal amount of Old Notes tendered (the "Offer"). If more than 95% of the outstanding principal amount of the Old Notes (or such lesser amount as may be agreed to by Poindexter and the tendering holders of Old Notes holding not less than a majority of the Old Notes tendered) are tendered and accepted in the Offer, Poindexter may elect to issue the New Notes. If 95% or less of the outstanding principal amount of the Old Notes (or such lesser amount) are tendered and accepted in the Offer, the New Notes will be issued by Holdings, a newly formed wholly owned subsidiary of Poindexter that will own all of Poindexter's other subsidiaries. If Poindexter issues the New Notes, the New Notes will be fully and unconditionally guaranteed by all but two of Poindexter's existing subsidiaries. If Holdings issues the New Notes, the New Notes will be fully and unconditionally guaranteed by all of Poindexter's existing subsidiaries. The entity that issues the New Notes is the Issuer.

         This Offer also constitutes a solicitation (the "Consent Solicitation") of consents (the "Consents") of holders of Old Notes to the adoption of proposed amendments to the indenture, dated as of May 23, 1994, between Poindexter and The Bank of New York, as successor to United States Trust Company of New York (the "Trustee"), pursuant to which the Old Notes were issued (such indenture, as supplemented, the "Old Indenture") upon the terms and subject to the conditions set forth in the Offer.

         The New Notes are being offered by the Issuer pursuant to exemptions from the registration requirements of the Securities Act of 1933 (the "Securities Act"). If the New Notes are issued by Poindexter, the New Notes will be issued pursuant to an exemption from registration provided by Section 3(a)(9) of the Securities Act. There have not been any sales of securities of the same class as the New Notes by Poindexter, nor are there any such other sales planned, by or through an underwriter at or about the time of the Offer.

         Poindexter has retained The Bank of New York to act as the Depositary, MacKenzie Partners, Inc. to act as the Information Agent and Mayer, Brown, Rowe & Maw to provide legal services in connection with the Offer and Consent Solicitation. None of the parties listed above will solicit Consents in connection with the Offer or make recommendations as to the acceptance or rejection of the Consent Solicitation. Each of the parties listed above will be paid reasonable and customary fees for their services and will be reimbursed for their reasonable out-of-pocket expenses in connection therewith. Poindexter will also reimburse brokers and dealers for customary mailing and handling expenses incurred by them in forwarding copies of the Offering Memorandum/Consent Solicitation and related documents to the beneficial owners of the Old Notes. Other than the foregoing, Poindexter will not pay any fees or commissions to any broker, dealer or other person in connection with the Offer and the Consent Solicitation. Regular employees of Poindexter, who will not receive additional compensation therefor, may provide information concerning the Consent Solicitation to the Holders.

         No Holder has made or will be requested to make any cash payment in connection with the Offer other than payment of any applicable taxes, in accordance with the terms of the Offering Memorandum/Consent Solicitation and Consent and Letter of Transmittal.

                                  AFFILIATIONS
         3.       Affiliates.

                  (a)      Subsidiaries.

                           (i) Poindexter. Set forth below is a list of the ownership of Poindexter and its related subsidiaries.

--------------------------------------------------------------------------------
               Company                               Owner/Parent
--------------------------------------------------------------------------------
Poindexter                               John B. Poindexter owns 100% of the
                                         common stock
--------------------------------------------------------------------------------
EFP Corporation (a/o/a Engineered        Wholly-owned subsidiary of Poindexter
Foam Plastics)
--------------------------------------------------------------------------------
Lowy Group, Inc.                         Wholly-owned subsidiary of Poindexter
--------------------------------------------------------------------------------
Magnetic Instruments Corp. (a/o/a MIC    Wholly-owned subsidiary of Poindexter
Group)
--------------------------------------------------------------------------------
SWK Holdings, Inc.                       Wholly-owned subsidiary of Magnetic
                                         Instruments Corp.
--------------------------------------------------------------------------------
Universal Brixius, Inc.                  Wholly-owned subsidiary of Magnetic
                                         Instruments Corp.
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Morgan Trailer Mfg. Co. (a/o/a Morgan    Wholly-owned subsidiary of Poindexter
Corporation)
--------------------------------------------------------------------------------
Acero-Tec S.A. de C.V.                   Wholly-owned subsidiary of Morgan
                                         Trailer Mfg. Co.
--------------------------------------------------------------------------------
Beltrami Door Company                    Wholly-owned subsidiary of Morgan
                                         Trailer Mfg. Co.
--------------------------------------------------------------------------------
Morgan Trailer Financial Corporation     Wholly-owned subsidiary of Morgan
                                         Trailer Mfg. Co.
--------------------------------------------------------------------------------
Morgan Trailer Financial Management,     Morgan Trailer Mfg. Co. is the
L.P.                                     general partner holding a 1%
                                         interest and Morgan Trailer
                                         Financial Corporation is the
                                         Limited Partner holding a 99%
                                         interest
--------------------------------------------------------------------------------
Truck Accessories Group, Inc. (f/k/a     Wholly-owned subsidiary of Poindexter
Leer, Inc., f/k/a Leer Holdings Inc.)
(a/o/a 20th Century Fiberglass or
Century Fiberglass or Century or Leer
or Leer Corporate or Leer East or
Leer Midwest or Leer Retail or Leer
Southeast or Leer Specialty Products
or Leer Truck Accessory Centers or
Leer West or Mid West Truck
Accessories)
--------------------------------------------------------------------------------
Raider Industries, Inc. (a/o/a Lo        Wholly-owned subsidiary of Truck
Rider or Raider)                         Accessories Group, Inc.
--------------------------------------------------------------------------------

                  (b) Other Affiliates. See Item 4 for directors and executive officers of Poindexter, some of whom may be deemed to be an affiliate of Poindexter by virtue of their position. See also Item 5 for owners of more than 10% of Poindexter's voting securities who may be deemed to be an affiliate of Poindexter by virtue of their ownership.

                             MANAGEMENT AND CONTROL

         4.       Directors and executive officers.

         The following table lists each director and officer of Poindexter. Each director and officer may be contacted at their business address, c/o J.B. Poindexter & Co., Inc., 1100 Louisiana, Suite 5400, Houston, Texas 77002.

--------------------------------------------------------------------------------
           Name                                         Office
--------------------------------------------------------------------------------
         DIRECTORS
--------------------------------------------------------------------------------
John B. Poindexter            Chairman of the Board
--------------------------------------------------------------------------------
Stephen P Magee               Director
--------------------------------------------------------------------------------
William J. Bowen              Director
--------------------------------------------------------------------------------
         OFFICERS
--------------------------------------------------------------------------------
John B. Poindexter            Chief Executive Officer and President
--------------------------------------------------------------------------------
Andrew Foskey                 Vice President/Business Development
--------------------------------------------------------------------------------
Robert S. Whatley             Vice President/Finance, Secretary and Treasurer
--------------------------------------------------------------------------------
Larry T. Wolfe                Vice President/Administration and Assistant
                              Secretary
--------------------------------------------------------------------------------

         5.       Principal owners of voting securities.

         The following table sets forth information regarding each beneficial owner of 10% or more of Poindexter's voting securities as of May, 1, 2003.

-----------------------------------------------------------------------------------------------------------
                                                                  Amount              Percentage of Voting
Name and Mailing Address             Title of Class Owned         Owned                Securities Owned
-----------------------------------------------------------------------------------------------------------
   John B. Poindexter                Class A Common Stock         3,059                       100%
-----------------------------------------------------------------------------------------------------------

                                  UNDERWRITERS

         6.       Underwriters.

                  None.

                               CAPITAL SECURITIES

         7.       Capitalization.

                  The following table sets forth certain information with respect to each authorized class of securities of Poindexter as of May 1, 2003.

-----------------------------------------------------------------------------------
      Title of Class                 Amount Authorized           Amount Outstanding
-----------------------------------------------------------------------------------
Class A Common Stock                       100,000                      3,059
-----------------------------------------------------------------------------------
12.50% Senior Notes due 2004               100,000                     85,000
-----------------------------------------------------------------------------------

         Each share of common stock is entitled to one vote.

                              INDENTURE SECURITIES

         8.       Analysis of indenture provisions.

                  The New Notes will be issued under the New Indenture. The following is a general description of certain provisions of the New Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the New Indenture. The following description assumes that Poindexter will issue the New Notes.

                  (a)      Events of Default.

         The following will be Events of Default under the New Indenture: (a) failure to pay principal of (or premium, if any, on) any note when due; (b) failure to pay any interest on any note when due, continued for 30 days; (c) failure to purchase New Notes required to be purchased pursuant to an Offer to Purchase by the covenants as described in the New Indenture under "Change of Control," "Limitation on Certain Asset Dispositions," "Limitation on Sale and Leaseback Transactions," "Limitation on Issuances and Sale of Capital Stock of Restricted Subsidiaries" and "Limitations on Repurchase of New Notes" in accordance with the terms of such Offer to Purchase; (d) failure to perform or comply with the provisions described in the New Indenture under "Mergers, Consolidations and Certain Sales and Purchases of Assets" continued for 30 days;
(e) failure to perform any other covenant or agreement of Poindexter under the New Indenture as provided in the New Indenture or in any of the Security Documents and such failure has continued for 60 days after written notice from the Trustee or holders of Old Notes of at least 25% in principal amount of the Outstanding New Notes; (f) failure to pay when due at maturity (subject to any grace period), or acceleration of, the principal of any Debt of Poindexter or any Restricted Subsidiary in an aggregate principal amount in excess of $5 million; (g) the rendering of a final judgment or judgments (not subject to appeal) against Poindexter or any of its Restricted Subsidiaries in an amount in excess of $5 million which remains undischarged or unstayed for a period of 60 days after the date on which the right to appeal has expired; (h) certain events of bankruptcy, insolvency or reorganization affecting Poindexter or any of its Restricted Subsidiaries; and (i) except as permitted by the New Indenture and the New Notes, the cessation of effectiveness of any Subsidiary Guarantee or the finding by any judicial proceeding that any such Subsidiary Guarantee is unenforceable or invalid or the written denial or disaffirmation by any Subsidiary Guarantor of its Obligations under its Subsidiary Guarantee.

         Subject to the provisions of the New Indenture relating to the duties of the Trustee in case of an Event of Default (as defined) will occur and be continuing, the Trustee will be under no obligation to exercise any of its rights or powers under the New Indenture at the request or direction of any of the Holders, unless such Holders have offered to the Trustee reasonable indemnity. Subject to such provisions for the indemnification of the Trustee, the holders of a majority in aggregate principal amount of the Outstanding New Notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee.

         If any Event of Default (other than an Event of Default described in clause (h) above) will occur and be continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding New Notes may accelerate the maturity of all New Notes; provided, however, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of Outstanding New Notes may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the non-payment of accelerated principal, have been cured or waived as provided in the New Indenture. If an Event of Default specified in clause (h) above occurs, the Outstanding New Notes will ipso facto become immediately due and payable without any act on the part of the Trustee or any Holder.

         No holder of any note will have any right to institute any proceeding with respect to the New Indenture or for any remedy thereunder, unless such holder has previously given to the Trustee written notice of a continuing Event of Default (as defined) and unless the holders of at least 25% in aggregate principal amount of the Outstanding New Notes have made written request, and offered reasonable indemnity, to the Trustee to institute such proceeding as trustee, and the Trustee has not received from the holders of a majority in aggregate principal amount of the Outstanding New Notes a direction inconsistent with such request and has failed to institute such proceeding within 60 days. However, such limitations do not apply to a suit instituted by a holder of a Note for enforcement of payment of the principal of (and premium, if any) or interest on such Note on or after the respective due dates expressed in such Note.

                  Poindexter will be required to furnish to the Trustee annually a statement as to the performance by it of certain of its obligations under the New Indenture and as to any default in such performance.

                  (b) Authentication and Delivery of the New Notes Under the New Indenture and Application of Proceeds thereof.

         The New Notes shall be executed on behalf of Poindexter by its Chairman of the Board, its President or one of its Vice Presidents, under its corporate seal reproduced thereon attested by its Secretary or one of its Assistant Secretaries. The signature of any of these officers on the New Notes may be manual or facsimile.

         New Notes bearing the manual or facsimile signatures of individuals who were at any time the proper officers of Poindexter shall bind Poindexter, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the authentication and delivery of such New Notes or did not hold such offices at the date of such New Notes.

         At any time and from time to time after the execution and delivery of the New Indenture, Poindexter, having endorsed thereon the Subsidiary Guarantee executed under the New Indenture by the Subsidiary Guarantors, may deliver the New Notes executed by Poindexter to the Authenticating Agent for authentication, together with a Company Order for the authentication and delivery of such New Notes with the Subsidiary Guarantee of the Subsidiary Guarantors endorsed thereon; and the Authenticating Agent in accordance with such Company Order shall authenticate and deliver such New Notes with the Subsidiary Guarantee of the Subsidiary Guarantors endorsed thereon as in the New Indenture provided and not otherwise.

         The signature of the Trustee on a New Note shall be conclusive evidence, and the only evidence, that such Security and Subsidiary Guarantee endorsed thereon have been duly authenticated and delivered hereunder.

         There will be no proceeds resulting from the issuance of the New Notes in the Offer. Upon the expiration of the Offer, all Old Notes that are properly tendered and not withdrawn in the Offer will be cancelled.

                  (c)      Release and Substitution of Property Subject to Lien.

         Subject to and in accordance with the Security Documents, the New Indenture and related agreements, the Lien will be released (i) in whole, upon payment in full of the principal of, accrued and unpaid interest and premium, if any, on the New Notes and payment in full of all other Obligations under the New Notes and Security Documents that are due and payable at or prior to the time such principal, accrued and unpaid interest and premium, if any, are paid; (ii) in whole, upon satisfaction and discharge of the Indenture; (iii) in whole, upon defeasance pursuant to the Indenture; or (iv) in part, as to any property constituting Security Collateral that is sold or otherwise disposed of by the Company or one of its Subsidiaries in a transaction permitted by the Indenture, at the time of such sale or disposition, to the extent of the interest sold or disposed of.

                   (d)     Satisfaction and Discharge.

                  The New Indenture will provide that (A) Poindexter will be discharged from any and all obligations in respect of the Outstanding New Notes and the Subsidiary Guarantors will be released from their Guarantees, or (B) Poindexter may omit to comply with certain restrictive covenants in the New Indenture and such omission will not be deemed to be an Event of Default under the New Indenture and the New Notes, in either case (A) or (B), upon irrevocable deposit with the Trustee, in trust, of money and/or U.S. government obligations which will provide money in an amount sufficient in the opinion of a nationally recognized firm of independent certified public accountants to pay the principal of and premium, if any, and each installment of interest, if any, on the Outstanding New Notes. With respect to clause (B), the obligations under the New Indenture other than with respect to such covenants and the Events of Default other than the Event of Default relating to such covenants will remain in full force and effect. Such trust may only be established if, among other things (i) with respect to clause (A), Poindexter has received from, or there has been published by, the Internal Revenue Service a ruling or there has been a change in law, which in the Opinion of Counsel provides that holders of the New Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred; or, with respect to clause (B), Poindexter has delivered to the Trustee an Opinion of Counsel to the effect that holders of the New Notes will not recognize gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount, in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred; (ii) no Event of Default or event that with the passing of time or the giving of notice, or both, will constitute that an Event of Default has occurred and is continuing; (iii) Poindexter has delivered to the Trustee an Opinion of Counsel to the effect that such deposit will not cause the Trustee or the trust so created to be subject to the Investment Company Act of 1940; and
(iv) certain other customary conditions precedent are satisfied.

                  (e) Evidence of Compliance to Trustee with Conditions and Covenants.

                  Poindexter and the Subsidiary Guarantors will deliver to the Trustee, within 90 days after the end of each fiscal year, and within 60 days after the end of each fiscal quarter (other than the fourth fiscal quarter), of Poindexter ending after the date of the New Indenture, an Officers' Certificate, stating whether or not to the best knowledge of the signers thereof, Poindexter or the Subsidiary Guarantors, as the case may be, is in default in the performance and observance of any of the terms, certain conditions of the New Indenture and if Poindexter or the Subsidiary Guarantors, as the case may be, shall be in default, specifying all such defaults and the nature and status thereof of which they may have knowledge. For purposes of this section, such compliance or default shall be determined without regard to any period of grace or requirement of notice provided under the New Indenture.

                  Poindexter and each Subsidiary Guarantor shall deliver to the Trustee, as soon as possible and in any event within 10 days after Poindexter becomes aware of the occurrence of an Event of Default or an event which, with notice or the lapse of time or both, would constitute an

Event of Default, an Officers' Certificate setting forth the details of such Event of Default or default, and the action which Poindexter proposes to take with respect thereto.

                  Poindexter shall deliver to the Trustee within 90 days after the end of each fiscal year a written statement by Poindexter's independent public accountants stating (A) that their audit has included a review of the terms of the New Indenture and the New Notes as they relate to accounting matters, and (B) whether, in connection with their audit, any event which, with notice or the lapse of time or both, would constitute an Event of Default has come to their attention and, if such a default has come to their attention, specifying the nature and period of the existence thereof.

         9.       Other Obligors.

                  The New Notes will be fully and unconditionally guaranteed by EFP Corporation; Lowy Group, Inc.; Magnetic Instruments Corp.; SWK Holdings, Inc.; Universal Brixius, Inc.; Morgan Trailer Mfg. Co.; Morgan Trailer Financial Corporation; Morgan Trailer Financial Management, L.P.; Truck Accessories Group, Inc.; and Raider Industries, Inc., each an existing subsidiary of Poindexter. The mailing address of each of the listed entities is c/o J.B. Poindexter & Co., Inc., 1100 Louisiana, Suite 5400, Houston, Texas, 77002.

                   CONTENTS OF APPLICATION FOR QUALIFICATIONS

         This application for qualification comprises:

                  (a) Pages numbered 1 to 14, consecutively (including an attached Exhibit Index).

                  (b) The statement of eligibility and qualification of each trustee under the indenture to be qualified on Form T-1; and

                  (c)      A list of exhibits filed herewith is contained on the
Exhibit Index immediately preceding such exhibits and is incorporated herein by reference.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, J.B. Poindexter & Co., Inc., a corporation organized and existing under the laws of the State of Delaware has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized all in the city of Houston, Texas on the 28th day of May, 2003.

                             By          /s/ Robert S. Whatley

                             Name:       Robert S. Whatley
                             Title:      Vice President/Finance, Treasurer and
                                         Secretary

                                  EXHIBIT INDEX

--------------------------------------------------------------------------------
Exhibit Number                             Description
--------------------------------------------------------------------------------
Exhibit T3A-1              Second Restated Certificate of Incorporation of
                           Poindexter (incorporated by reference to Exhibits
                           3.1(a) of Poindexter's 2002 10-K).
--------------------------------------------------------------------------------
Exhibit T3A-2              Certificate of First Amendment to Second Restated
                           Certificate of Incorporation of Poindexter
                           (incorporated by reference to Exhibits 3.1.1(b) of
                           Poindexter's 2002 10-K).
--------------------------------------------------------------------------------
Exhibit T3B                Amended and Restated Bylaws of Poindexter
                           (incorporated by reference to Exhibit 3.2(a) of
                           Poindexter's 2002 10-K).
--------------------------------------------------------------------------------
Exhibit T3C-1              Form of New Indenture (incorporated by reference to
                           Exhibit T3C of Poindexter's Form T-3 filed May 7,
                           2003).
--------------------------------------------------------------------------------
Exhibit T3C-2              Amended Form of New Indenture.
--------------------------------------------------------------------------------
Exhibit T3D                Not applicable.
--------------------------------------------------------------------------------
Exhibit T3E-1              Offering Memorandum/Consent Solicitation Statement,
                           dated as of April 17, 2003 (incorporated by reference
                           to Exhibit T3E-1 of Poindexter's Form T-3 filed May
                           7, 2003).
--------------------------------------------------------------------------------
Exhibit T3E-2              Consent and Letter of Transmittal, dated as of April
                           17, 2003 (incorporated by reference to Exhibit T3E-2
                           of Poindexter's Form T-3 filed May 7, 2003).
--------------------------------------------------------------------------------
Exhibit T3E-3              Notice of Guaranteed Delivery, dated as of April 17,
                           2003 (incorporated by reference to Exhibit T3E-3 of
                           Poindexter's Form T-3 filed May 7, 2003).
--------------------------------------------------------------------------------
Exhibit T3E-4              Guidelines for Certification of Taxpayer
                           Identification Number on Substitute Form W-9
                           (incorporated by reference to Exhibit T3E-4 of
                           Poindexter's Form T-3 filed May 7, 2003).
--------------------------------------------------------------------------------
Exhibit T3E-5              Supplement No. 1 to Offering Memorandum/Consent
                           Solicitation Statement, dated as of May 13, 2003.
-------------------------------------------------------------------------------
Exhibit T3F                Cross Reference sheet showing the location in the New
                           Indenture of the provisions inserted therein pursuant
                           to Sections 310 through 318(a), inclusive, of the
                           Trust Indenture Act (included in the Amended Form of
                           New Indenture filed as Exhibit T3C-2 hereto).
--------------------------------------------------------------------------------
Exhibit T3G                Form T-1 (incorporated by reference to Exhibit T3G of
                           Poindexter's Form T-3 filed May 7, 2003).
--------------------------------------------------------------------------------